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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of February 2006

                        Commission File Number 000-50544

                       LIPMAN ELECTRONIC ENGINEERING LTD.
                       ----------------------------------
                 (Translation of registrant's name into English)

             11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F  x                            Form 40-F
                          ---                                     ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ---
NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a
Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ---

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a
Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                                        No  x
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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         On February 7, 2006, Lipman Electronic Engineering Ltd. issued a press release announcing financial results for the fourth quarter and full year ended
December 31, 2005.

         A copy of the press release is annexed hereto as Exhibit 1 and is incorporated herein by reference.

         The information set forth in the second, third, fifth, sixth, seventh, eighth, ninth and eleventh paragraphs of, and the consolidated balance sheet, consolidated statements of operations and consolidated statements of cash flows data contained in, the press release attached as Exhibit 1 to this Report on
Form 6-K are hereby incorporated by reference into the Registration Statement on
Form S-8 (File No. 333-112993) and the Registration Statement on Form S-8 (File
No. 333-126955) of Lipman Electronic Engineering Ltd.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  LIPMAN ELECTRONIC ENGINEERING LTD.
                                  (Registrant)

                                  By: /s/ Mike Lilo
                                     ------------------------------------------
                                     Mike Lilo
                                     Executive Vice President, Finance and
                                     Chief Financial Officer

Dated:   February 8, 2006

                                  EXHIBIT INDEX

Exhibit No.       Description
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1.                On February 7, 2006, Lipman Electronic Engineering Ltd. issued a press release announcing financial results for the fourth quarter and full year ended December 31, 2005.